COPELAND TRUST

December 22, 2010

VIA ELECTRONIC TRANSMISSION

Edward P. Bartz

Law Clerk

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Copeland Trust, File Nos. 333-169806, 811-22483

SEC Accession No. 0000910472-10-001320

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, Copeland Trust (the "Registrant") and Northern Lights Distributors, LLC (the Copeland Risk Managed Dividend Growth Fund's principal underwriter/distributor), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement (the "Amendment"), which was filed on December 20, 2010, to December 23, 2010, 8:00 A.M., or the earliest practicable date thereafter.  Absent acceleration, the Amendment would not become effective.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of the Fund.  If you have any questions concerning this request please contact JoAnn Strasser at (513) 352-6725.

Copeland Trust

Northern Lights Distributors, LLC

By:

/s/ Barbara Grosso

By:

/s/ Brian Nielsen

Name:

Barbara Grosso

Name:

Brian Nielsen

Title:

Secretary

Title:

President and Secretary